SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                           TELEMUNDO GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                87943M306
                                87943M405
                              (CUSIP Number)

                              Guillermo Bron
                         Bastion Capital Fund, L.P.
                     1999 Avenue of the Stars, Suite 2960
                        Los Angeles, California  90067
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                             with a copy to:

                        Michael A. Woronoff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California  90071-3144
                               (213) 687-5000

                               August 23, 1995
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:
                                                               ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:

                                                               ___
                                                              /  /



     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
            PERSON WITH                 :      1,257,684**
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      1,257,684**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :       -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,257,684**

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.6%**

     (14) TYPE OF REPORTING PERSON*
          PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                            ** SEE ITEMS 4 AND 5



     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Telemundo Group, Inc. a Delaware corporation (the "Issuer"). The common stock of the Issuer consists of two series: Series A ("Series A Shares") and Series B ("Series B Shares"). The principal executive offices of the Issuer are located at 1740 Broadway, New York, New York 10019.

               This Amendment No. 1 amends the initial statement on
     Schedule 13D dated January 9, 1995, filed by Bastion (the "Initial Statement") and is being filed to report the sale of certain Series A Shares by GRS and Value. Reference is made to the Initial Statement for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Statement is amended as set forth herein.

     ITEM 4.   PURPOSE OF TRANSACTION

               As a result of the sale on or about July 13, 1995 by GRS and Value of the 33,337 and 66,667 Series A Shares held by them, respectively, on or about August 23, 1995 the Shareholders Agreement was amended (by Amendment No. 1 dated as of July 20,
     1995) to remove each of such parties from the Shareholders Agreement and terminate their rights and obligations thereunder. GRS and Value shall no longer be considered to be Other Shareholders.

               The information set forth in Exhibit 5 hereto is hereby expressly incorporated herein by reference and the response to
     Item 4 of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) Bastion is the beneficial owner of (i) the 374,997 Series A Shares owned by it (approximately 8.5% of the Series A Shares outstanding) and (ii) the 882,688 Series B Shares owned by it (approximately 15.7% of the Series B Shares outstanding). The 1,257,684 Shares owned by Bastion represent approximately 12.6% of the total Shares outstanding.

               By reason of the relationships described in Item 4 in the Initial Statement, Bastion and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act. Bastion has been informed that TLMD beneficially owns 1,550,464 Series B Shares, Black beneficially owns 200,000 Series B Shares and Hernandez beneficially owns 49,908 Series A Shares and 450,001 Series B Shares, representing, in the aggregate, approximately 1.1% of the Series A Shares outstanding, 39.2% of the Series B Shares outstanding and 22.5% o the total Shares outstanding.

               The foregoing percentages are based upon Bastion's understanding that 4,388,394 Series A Shares and 5,611,606 Series B Shares are outstanding out of an aggregate of 10,000,000 Shares outstanding (without giving effect to the exercise of warrants, options or similar rights). (Reference is made to such Statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Other Shareholders for information regarding the Other Shareholders and their respective ownership of Shares.)

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 5. Amendment to the Shareholders Agreement dated as of July 20, 1995.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  August 31, 1995

                                    BASTION CAPITAL FUND, L.P.

                                    By:  Bastion Partner, L.P.,
                                         its general partner

                                         By:  Bron Corp.,
                                              its general partner

                                              By:  /s/ Guillermo Bron
                                                   Gillermo Bron
                                                   President

                                         By:  Villanueva Investments, Inc.
                                              its general partner

                                              By:  /s/ Daniel D. Villanueva
                                                   Daniel D. Villanueva
                                                   President



                                  EXHIBIT INDEX
      EXHIBIT                                                   PAGE

          5     Amendment to the Shareholders Agreement
                dated as of July 20, 1995.                        7



                                 Exhibit 5

                              FIRST AMENDMENT
                                   TO
                          SHAREHOLDERS' AGREEMENT

              THIS FIRST AMENDMENT TO SHAREHOLDERS' AGREEMENT (this "Agreement") is entered into as of July 20, 1995 by and among TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD"), Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion"), Leon Black ("Black"), Hernandez Partners, a California general partnership ("HP"), GRS Partners II, L.P., an Illinois limited partnership ("GRS"), and The Value Realization Fund, L.P., a Delaware limited partnership ("Value" and, collectively with TLMD, Bastion, Black, HP and GRS, the "Other Shareholders").

                                    RECITALS

              A.   The undersigned have entered into that certain
    Shareholders' Agreement, dated as of December 20, 1994 (the
    "Agreement").

              B. The undersigned desire to amend the Agreement as provided herein and in accordance with Section 15 of the Agreement.

              C. As of July 13, 1995, GRS and Value no longer own any shares of Telemundo Group, Inc.

                                    AGREEMENT

              NOW THEREFORE, in consideration of the foregoing recitals and of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

    1.   Representation and Warranty.

              GRS and Value each hereby represents and warrants to the other parties to the Agreement that it no longer owns any shares of Telemundo Group, Inc.

    2.   Amendment of Agreement.

              As of July 20, 1995, GRS and Value are no longer parties to the Agreement and shall have no further rights or obligations thereunder.

    3.   Effect of Amendment.

              Except as expressly provided herein, the Agreement is not being amended, supplemented or otherwise modified and the Agreement shall remain in full force and effect in accordance with its terms.

    4.   General Provision.

         (a) Governing Laws. This Amendment shall be governed by and construed in accordance with the internal laws (and not the law of conflicts of law) of the State of Delaware.

         (b) Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

              IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed personally or by a duly authorized representative thereof as of the day and year first above written.

                                   TLMD PARTNERS, II, L.L.C.
                                   By:  AIF II, L.P., its Manager
                                        By:  Apollo Advisors, L.P.,
                                             its Managing General Partner
                                             By:  Apollo Capital
                                                  Management, Inc.
                                                  its Managing Partner

                                   By:  /s/ Michael D. Weiner
                                        Name:  Michael D. Weiner
                                        Title:  Vice President

                                        BASTION CAPITAL FUND, L.P.
                                        By:  Bastion Partners
                                             its General Partner
                                             By:  Bron Corp.
                                                  its General Partner

                                        By:  /s/ Guillermo Bron
                                             Guillermo Bron
                                             President

                                        LEON BLACK

                                        /s/ Leon Black
                                        Leon Black

                                        HERNANDEZ PARTNERS

                                        By:  /s/ Roland Hernandez
                                             Roland Hernandez
                                             General Partner

                                        THE VALUE REALIZATION FUND, L.P.

                                        By:  Carpartners Investments III, L.P.
                                             its General Partner
                                             By:  Carpartners Incorporated,
                                                  its General Partner

                                        By:  /s/ RCB Ebensen
                                        Title:  President

                                        GRS PARTNERS II

                                        By:  /s/ Paul Meister
                                             Paul Meister, Vice President
                                             of Grosvenor Capital
                                             Management, Inc. general
                                             partner of Grosvenor Capital
                                             Management, L.P. Administrator
                                             of GRS Partners II